July 2, 2009

Ms. Effie Simpson

Mr. Jeff Jaramillo

U. S. Securities and Exchange Commission

Washington, D.C.  20549

Re:	SkyPostal Networks, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 0-52137

Dear Ms. Simpson and Mr. Jaramillo:

SkyPostal Networks, Inc. respectfully requests an extension of time be granted through July 30, 2009 in order to allow us the necessary time to respond to your letter dated June 29, 2009.

Should you have any questions regarding this request for extension, please contact the undersigned at (305) 436-6812 or fax 305-599-1033. If you wish to correspond via mail our address is 7805 NW 15th Street, Miami, FL 33126.

Very truly yours,

/s/ Albert P. Hernandez
Albert P. Hernandez
Chief Executive Officer